EXHIBIT 5.1

ALLEN MATKINS LECK GAMBLE & MALLORY LLP
THREE EMBARCADERO CENTER, 12TH FLOOR
SAN FRANCISCO, CALIFORNIA 94111
FAX (415) 837-1516
TELEPHONE (415) 837-1515
www.allenmatkins.com

September 8, 2005

Wherify Wireless, Inc.
2000 Bridge Parkway, Suite 201
Redwood Shores, California 94065

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Wherify Wireless, Inc. (the "Company") of a registration statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of 2,000,000 shares of the Company's common stock reserved for issuance under the Company's 2004 Stock Plan (the "2004 Plan") and 3,977,731 shares of the Company's common stock issuable upon exercise of outstanding options granted under the Wherify Wireless, Inc. Amended and Restated 1999 Stock Option Plan (the "1999 Plan," collectively with the 2004 Plan, the "Plans"), and assumed by the Company pursuant to an Agreement and Plan of Merger dated April 14, 2004, by and among the Company, Wherify Acquisition, Inc. (a wholly owned subsidiary of the Company), and Wherify Wireless, Inc. (a California corporation) (collectively, the "Shares").

In connection with this opinion, we have examined and relied upon the Registration Statement, the Plans, the Company's Certificate of Incorporation and Bylaws, as amended, and such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, the legal capacity of natural persons and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

This opinion is based on a review of the laws of the State of Delaware, including, but not limited to, the constitution, all statutes and administrative and judicial decisions. We disclaim any opinion as to any statute, regulation, ordinance, order or other promulgation of any other jurisdiction or any regional or local government body.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares of common stock of the Company to be issued pursuant to the terms of the Plans are validly authorized and, assuming: (a) no change occurs in the applicable law or the pertinent facts; (b) the pertinent provisions of such blue-sky and securities laws as may be applicable have been complied with; (c) the Registration Statement becomes and remains effective during the period when the Shares are offered and issued; and (d) the Shares are issued in accordance with the terms of the Plans, the Shares of common stock when issued and sold by the Company, after payment therefore in the manner provided in the Plans will be validly issued, fully paid and nonassessable.

This opinion is rendered to you in connection with the Registration Statement and is solely for your benefit and is not to be made available to or be relied upon by any other person, firm or entity without our prior written consent. We disclaim any obligation to advise you of any change of law that occurs, or facts of which we may become aware, after the date of this opinion.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

Allen Matkins Leck Gamble & Mallory LLP